Classic Rules Judo Championships, Inc.

June 15, 2010

VIA EDGAR

Ms. Tonya Bryan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mailstop 3030
Washington, D.C. 20549

Re:  Classic Rule Judo Championships, Inc. / Registration Statement on Form S-1 (File No. 333-167451)

Dear Ms. Bryan:

Reference is made to the registration statement on Form S-1 (File No. 333-167451) filed with the Securities and Exchange Commission by Classic Rule Judo Championships, Inc. (the “Company”) on June 11, 2010 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement immediately following the calculation of the registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact Chris Angle of the Company at (203) 327-6665.

Sincerely,

Classic Rule Judo Championships, Inc.

By:
/s/ Chris Angle

Chris Angle
President, Secretary, Treasurer, and Director